Aurora Completes CanniMed Acquisition

CanniMed Shares Delisted from TSX

TSX: ACB TSX: CMED

EDMONTON, May 1, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX:ACB) (OTCQB:ACBFF) (Frankfurt: 21P; WKN:A1C4WM) and CanniMed Therapeutics Inc. (TSX:CMED) ("CanniMed") today announced that Aurora has completed the acquisition of all issued and outstanding shares of CanniMed Therapeutics Inc. ("CanniMed") that it did not already own.

"We have now fully completed the largest acquisition in the history of the cannabis sector and continue to progress well with our integration activities to accelerate growth of both Aurora and CanniMed," said Terry Booth. "CanniMed, which will operate as a wholly-owned subsidiary of Aurora, will be spearheading a number of initiatives such as scientific research, education and product development. The capabilities and reputation of the CanniMed team in the medical market are very strong, which we will leverage to further grow our penetration of this rapidly growing segment of the international cannabis market."

The shares were acquired pursuant to the compulsory acquisition procedures of the Canada Business Corporations Act (the "Compulsory Acquisition"), and relates to those CanniMed shares that were not tendered to Aurora's offer to acquire all of the CanniMed Shares dated November 24, 2017, as amended by the notice of change dated January 12, 2018, the notice of variation dated February 5, 2018 (the "Notice of Variation") and the notice of variation and extension dated March 9, 2018 (the "Offer"). The Offer expired at 11:59 p.m. (Pacific Time) on March 24, 2018.

The approximately 1.2 million CanniMed Shares were acquired for a consideration of approximately 3.4 million Aurora shares and $1.7 million in cash. The CanniMed Shares were de-listed from the Toronto Stock Exchange ("TSX") as at the close of business on May 1, 2018.

CanniMed intends to make an application to the applicable Canadian securities regulatory authorities as soon as practicable to cease to be a reporting issuer in each province in which it is currently a reporting issuer.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the hear of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., ("LIQ") who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

On behalf of the Boards of Directors,

AURORA CANNABIS INC.	CanniMed Therapeutics Inc
Terry Booth	André Jérôme
CEO	InterimCEO

Forward-Looking Information Cautionary Statement

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward looking statements in release include statements regarding the proposed completion of a subsequent acquisition transaction. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/01/c8749.html

%SEDAR: 00025675E

For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416-586-1938,cmacphail@national.ca

CO: Aurora Cannabis Inc.

CNW 18:52e 01-MAY-18